Exhibit 99.5

The following statements amend the Annual Report on Form 18-K for the fiscal year ended December 31, 2017:

The two last paragraphs of the section “Markets Outside Québec” on page 13 of the Exhibit 99.1 are hereby replaced with the following:

In 2017, Massachusetts Electric Distribution Companies (“EDC”) issued a request for proposals for the supply of clean energy. On January 25, 2018 the EDC’s evaluation team selected us and the Northern Pass Transmission (“NPT”) line project led by our partner, Eversource Energy, for the supply of 9.45 TWh of clean hydroelectricity power over a 20-year period. In Québec, the NPT project involves the construction of a 1,090-MW transmission line about 80 km long. We expect this line to be extended into the United States and to connect the Des Cantons substation to Franklin substation in southern New Hampshire. On February 1, 2018, New Hampshire denied Eversource Energy the necessary construction permit for the construction of the NPT project. On February 16, 2018, the EDC’s evaluation team indicated that it would continue negotiations until March 27, 2018 with NPT with the option of ceasing discussions.

EDC’s evaluation team also indicated that negotiations would be conducted with the promoters of another transmission line project called New England Clean Energy Connect (“NECEC”) in which we are also a partner. The NECEC project involves the construction of a new 1,200-MW transmission line from the Québec-Maine border to the town of Lewiston, Maine. On February 28, 2018, Eversource Energy filed a motion for rehearing and a request to vacate the New Hampshire decision. On March 12, 2018, New Hampshire suspended its oral ruling, but without issuing the required permit for the NPT project.

On March 28, 2018, EDC announced that it would pursue negotiations with Hydro-Québec and Central Maine Power (“CMP”), proponents of the NECEC project, regarding the construction of a new transmission line in Maine that will interconnect the Quebec and New England power systems. On June 14, 2018, Hydro-Québec and CMP jointly announced the successful conclusion of contract negotiations with EDC for the NECEC 100 percent hydropower project. In July 2018, EDC filed the agreements with the Massachusetts Department of Public Utilities, pursuant to the Massachusetts 83D Clean Energy Request for Proposals. Regulatory review is currently underway in Massachusetts to approve the commercial agreement and, in Maine, to obtain permits required to build the NECEC. At this stage, we are awaiting further developments.